Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Aladdin Company Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Corporate Communications Manager
matthew.zintel@zintelpr.com	debbie.kaye@aladdin.com
310.574.8888	646.468.0481

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports Record Third
Quarter Revenues; Raises 2008 Annual Guidance

TEL AVIV, ISRAEL, October 16, 2008 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced financial results for the third quarter of fiscal year 2008, ended September 30, 2008.

Non-GAAP Financial Highlights for the Third Quarter:

—	Record revenues of $31.7 million, up 22 percent year-over-year
—	Net income of $2.9 million, or $0.20 per share
—	Strong demand from organic business
—	Recent acquisitions position Aladdin as the leading software DRM and strong authentication provider

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems, stated, “Our strong third quarter results demonstrate that the continued execution of our strategy creates long-term growth for the company and increased shareholder value. These record results, combined with the ongoing performance of our core business and our pipeline, raises our confidence and we have revised our annual guidance accordingly. During the third quarter we completed two significant acquisitions, SafeWord and Eutronsec, which had an immediate positive impact on our non-GAAP earnings, and have enhanced value for our customers and shareholders. Our Board and management team are committed to continuing to further strengthen our IT security offerings, contribute to our market share and sales and increase our global brand recognition.”

Non-GAAP revenues for the third quarter of 2008 were a record $31.7 million, an increase of 22 percent from the $26.1 million reported for the same period in 2007. Software DRM revenues for the third quarter of 2008 were $15.7 million, slightly above the same period in 2007. Non-GAAP Enterprise Security revenues for the third quarter were a record $16.0 million, a 51 percent increase from the $10.6 million recorded in the same period in 2007. For the first time, revenues in the third quarter included the consolidation of the SafeWord business line and EutronSec, beginning September 2008. Total non-GAAP revenues included approximately $0.4 million of Non-GAAP adjusted revenues, from the Enterprise Security business unit.

Non-GAAP revenues for the first nine months of 2008 were $88.1 million, an increase of 15 percent from the $76.8 million recorded in the first nine months of 2007. Software DRM revenues for the first nine months of 2008 were $51.2 million, an increase of 4 percent from the $49.0 million reported in the same period in 2007. Non-GAAP Enterprise Security revenues for the first nine months of 2008 were $37.0 million, a 33 percent increase from the $27.8 million recorded in the same period in 2007.

Non-GAAP net income for the third quarter of 2008 was $2.9 million, or $0.21 per basic and $0.20 per diluted share, compared to third quarter of 2007 non-GAAP net income of $4.5 million, or $0.32 per basic and $0.31 per diluted share. Non-GAAP earnings per share excludes the impact of stock-based compensation expenses of approximately $0.7 million, fair value adjustment to acquired deferred revenues of approximately $0.4 million, amortization of intangibles related to the Company’s acquisitions of approximately $0.6 million and approximately $1.9 million of non-recurring legal and other expenses related to the unsolicited acquisition proposal and request for a shareholders’ meeting received by the Company during the third quarter.

For the first nine months of 2008, non-GAAP net income was $7.7 million, or $0.56 per basic and $0.54 per diluted share, compared with non-GAAP net income of $12.9 million, or $0.89 per basic share and $0.87 per diluted share for the first nine months of 2007. Non-GAAP net income for the first nine months of 2008 excludes the impact of stock-based compensation expenses of approximately $1.5 million, fair value adjustment to acquired deferred revenues of approximately $0.4 million, amortization of intangibles related to the Company’s acquisitions of approximately $0.9 million and approximately $1.9 million of non-recurring legal and other expenses related to the unsolicited acquisition proposal and request for a shareholders’ meeting.

Refer to the “Use of Non-GAAP Measures” section and accompanying financial table for a reconciliation of GAAP financial information to non-GAAP.

On a GAAP basis, third quarter revenues totaled $31.4 million. Software DRM revenues for the third quarter of 2008 were $15.7 million. Enterprise Security revenues for the third quarter were a record $15.6 million. Revenues for the first nine months of 2008 were $87.8 million. Software DRM revenues for the first nine months of 2008 were $51.2 million. Enterprise Security revenues for the first nine months of 2008 were $36.6 million.

On a GAAP basis, net loss for the third quarter of 2008 was $0.3 million, or $0.02 per basic and diluted share, compared to third quarter of 2007 GAAP net income of $4.3 million, or $0.31 per basic share and $0.30 per diluted share. GAAP net income for the third quarter of 2008 included $0.7 million for stock-based compensation expenses, compared to $0.1 million reported in the third quarter of 2007.

For the first nine months of 2008, GAAP net income was $3.5 million, or $0.25 per basic share and $0.24 per diluted share, compared with GAAP net income of $12.1 million, or $0.84 per basic and $0.82 per diluted share for the first nine months of 2007. Net income for the first nine months of 2008 included approximately $1.5 million for equity-based compensation expenses compared to $0.7 million in the first nine months of 2007.

Cash, cash equivalents and marketable securities totaled $8.8 million at September 30, 2008.

Quarterly Highlights

—	Completed the acquisition of the Secure SafeWord product line from Secure Computing Corporation for approximately $65 million in cash, including acquisition costs

—	Completed the acquisition of EutronSec, a provider of software protection and authentication products, for approximately €10.0 million in cash, including acquisition related expenses

—	Signed a license agreement with Giesecke & Devrient (G&D), a technology leader in the field of smart cards and IT-security solutions. The agreement recognizes Aladdin’s USB smartcard patents used in G&D’s authentication products and grants G&D the rights to use the protected technology for its well-established StarSign e-Identity token solutions.

—	Durham Regional Police (DRP) in Ontario, Canada chose the Aladdin eToken two-factor authentication device to comply with Canadian Police Information Centre (CPIC) regulations. DRP’s deployment follows numerous other Canadian police forces that also chose Aladdin eToken.

—	Dingli Communications, Inc., one of China’s largest network engineering service providers, selected Aladdin HASP SRM to protect its software and increase licensing flexibility and enforcement.

—	China Finance Online Co. Limited, a leading Chinese online financial information and corporate data provider, will deploy Aladdin eToken PRO USB smartcard devices, thereby enabling secure customer access to its “StockStar” investment analysis tools and services.

—	Aladdin’s eSafe was positioned in the visionaries’ quadrant in Gartner’s Magic Quadrant for Secure Web Gateway by Peter Firstbrook and Lawrence Orens, published September 11, 2008.

For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.aladdin.com/news/2008/index.aspx.

Future Business Outlook
Based on current business conditions and expectations, Aladdin management is again raising its Fiscal Year 2008 guidance, which was previously updated on September 4, 2008.

Aladdin now expects its 2008 non-GAAP revenues to be between $124 million and $134 million, compared to the previously projected non-GAAP range of $124 million to $132 million and as compared to the $105.9 million in revenues reported for fiscal year 2007. Non-GAAP revenues include any deferred revenue valuation adjustments. Aladdin expects GAAP revenues to be between $122 million and $132 million in fiscal year 2008.

Fiscal year 2008 non-GAAP diluted earnings per share are expected to increase to between $0.74 and $0.84 from between $0.67 and $0.77, as previously projected. The Company reported non-GAAP earnings per diluted share of $1.21 for fiscal year 2007, which excluded stock-based compensation expense, amortization of intangibles related to and the impact of the $2.0 million non-recurring up-front cost associated with production of video-based training.

Fiscal year 2008 GAAP diluted earnings per share is expected to increase to between $0.04 and $0.10 from a range of $0.00 to $0.05, as previously projected. The Company reported GAAP diluted earnings per share of $1.02 for fiscal year 2007.

The Company undertakes no obligation to update its estimates.

Earnings Teleconference
The Company will hold a teleconference today, October 16, 2008 at 9:00 a.m. Eastern Time / 3:00 p.m. Israel Time to discuss the quarterly results. To participate in the call, dial +1 (866) 345 5855 in North America, or +972 (3) 918 0609 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 12 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world’s #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin SafeWord two-factor authentication technology protects companies’ important information assets and applications. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improves productivity, and enables compliance. Visit www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to our recent acquisition of Athena Smartcards, SafeWord and Eutronsec, including the failure to realize expected synergies, failure to effectively integrate these businesses into our business and increasing unexpected liabilities, the loss of market share, changes in the level of business or anticipated business from a large customer or customers, failure to achieve anticipated customer orders, changes in the competitive landscape, unexpected costs associated with one time corporate events and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, SafeWord, Eutronsec, Aladdin Knowledge Systems and the Aladdin logos are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Operations
(U.S. dollars, in thousands – except for per-share amount)
(Unaudited)

	Three month period ended September 30,		Nine month period ended September 30,
	2008	2007	2008	2007

Revenues:
Software Security (DRM)	15,743	15,498	51,150	48,986
Enterprise Security	15,616	10,622	36,612	27,778

Total revenues	31,359	26,120	87,762	76,764

Cost of revenues	9,005	5,993	22,987	17,245

Gross profit	22,354	20,127	64,775	59,519

Research & development	6,928	4,866	19,872	14,040
Selling & marketing	10,423	7,958	29,671	23,952
General & administrative	4,280	3,157	12,485	9,922
Non-recurring unsolicited proposal and EGM	1,872	-	1,872	-

Total operating expenses	23,503	15,981	63,900	47,914

Operating income (loss)	(1,149)	4,146	875	11,605
Financial income, net	289	1,114	1,287	3,161
Other income	-	(9)	613	5

Income (loss) before taxes	(860)	5,251	2,775	14,771

Taxes on income	23	876	474	2,388

Income (loss) before equity in loss of
an affiliate and non-controlling interest	(883)	4,375	2,301	12,383

Equity in loss of an affiliate	-	(42)	(68)	(303)

Income (loss) before non-controlling interest	(883)	4,333	2,233	12,080
Non-controlling interest	538	-	1,231	-

Net income (loss)	(345)	4,333	3,464	12,080

Basic earnings per share	(0.02)	0.31	0.25	0.84
Diluted earnings per share	(0.02)	0.30	0.24	0.82

Weighted average number of shares
outstanding for Basic EPS	13,905	14,022	13,884	14,398

Weighted average number of shares
outstanding for Diluted EPS	14,148	14,442	14,253	14,787

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)
(Unaudited)

	September 30,	December 31,
	2008	2007

Assets

Current assets:
Cash & cash equivalents	8,804	77,209
Marketable securities	-	13,127
Investment in other companies	2,336	4,423
Trade receivables, net of allowance for doubtful accounts	24,542	16,918
Other accounts receivable	8,135	7,061
Inventories	15,502	8,763

Total current assets	59,319	127,501

Severance pay fund	5,154	3,853

Fixed assets, net	8,323	6,501

Other long-term assets, net	109,634	12,195

Total Assets	182,430	150,050

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	10,280	8,236
Deferred revenues	10,963	6,635
Other current liabilities	15,794	8,583

Total current liabilities	37,037	23,454

Accrued severance pay	6,887	4,802

Other long-term liabilities	8,908	2,564

Non-controlling interest	5,174	-

Shareholders' Equity	124,424	119,230

Total Liabilities and Shareholders' Equity	182,430	150,050

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statement of Cash Flows
(U.S. dollars, in thousands)
(Unaudited)

	Three month period ended September 30,		Nine month period ended September 30,
	2008	2007	2008	2007

Cash flow from operating activities:

Net income (loss)	(345)	4,333	3,464	12,080
Adjustment to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	1,600	887	2,865	2,536

Increase in trade and other receivables, net	(5,280)	(920)	(4,095)	(3,012)
Increase in inventory	(519)	(394)	(2,803)	(777)

Increase in trade payables and accrued liabilities	3,565	2,368	3,364	2,896
Other adjustments	176	164	(838)	1,253
Net cash provided by (used in) operating activities	(803)	6,458	1,957	14,971

Cash flow from investing activities:

Purchase of property and equipment, net	(1,229)	(862)	(2,371)	(2,660)
Investment in available-for-sale marketable securities	-	(8,909)	-	(43,265)
Proceeds from sale of available-for-sale marketable securities	3,548	36,909	13,109	72,119
Investment in other companies	(80,305)	-	(80,305)	(495)
Investment in other assets	(30)	-	(266)	-
Proceeds from return on investment in other companies	-	-	2,701	-
Net cash provided by (used in) investing activities	(78,016)	27,120	(67,132)	25,710
Cash flow from financing activities:

Proceeds from exercise of options	159	81	344	479
Loan Payments	(2,857)	-	(3,107)	-
Purchase of treasury shares	-	(10,003)	-	(19,986)
Net cash provided by (used in) financing activities	(2,698)	(9,922)	(2,763)	(19,507)

Effect of exchange rate on cash and cash equivalents	(613)	(224)	(467)	(215)
Increase (decrease) in cash and cash equivalents	(82,130)	23,432	(68,405)	20,959

Cash and cash equivalents at the beginning of the period	90,934	37,259	77,209	39,734
Cash and cash equivalents at the end of the period	8,804	60,691	8,804	60,693

Aladdin Knowledge Systems Ltd.
Supplementary Financial Information
Reconciliation of GAAP Financial Information to Non-GAAP
(U.S. dollars, in thousands – except for per-share amount)
(Unaudited)

	Quarter ended September 30
	GAAP 2008	SFAS 123R adjustments	Amortization and other	Non-GAAP 2008	Non-GAAP 2007
	(Unaudited)

Revenues:
Software Security (DRM)	15,743			15,743	15,498
Enterprise Security	15,616		(384)	16,000	10,622

Total Revenues	31,359		(384)	31,743	26,120

Cost of revenues	9,005	31		8,974	5,993

Gross profit	22,354	(31)	(384)	22,769	20,127

Research & development	6,928	288	190	6,450	4,782
Selling & marketing	10,423	254	440	9,729	7,813
General & administrative	4,280	140		4,140	3,231
Non-recurring unsolicited
proposal and EGM	1,872	-	1,872	-	-

Total operating expenses	23,503	682	2,502	20,319	15,826

Operating income (loss)	(1,149)	(713)	(2,886)	2,450	4,301
Financial income, net	289			289	1,114
Other (expense) income	-			-	(9)

Income (loss) before taxes	(860)	(713)	(2,886)	2,739	5,406

Taxes on income	23		(389)	412	876

Income (loss) before equity in loss of an affiliate	(883)	(713)	(2,497)	2,327	4,530
Equity in loss of an affiliate	-			-	(42)

Income (loss) before non-controlling interest	(883)	(713)	(2,497)	2,327	4,488
Non-controlling interest	538			538	-

Net income (loss)	(345)	(713)	(2,497)	2,865	4,488

Basic earnings per share	(0.02)			0.21	0.32

Diluted earnings per share	(0.02)			0.20	0.31

Weighted average number of
shares outstanding for Basic EPS	13,905			13,905	14,022

Weighted average number of
shares outstanding for Diluted
EPS	14,148			14,148	14,442

Aladdin Knowledge Systems Ltd.
Supplementary Financial Information
Reconciliation of GAAP Financial Information to Non-GAAP
(U.S. dollars, in thousands – except for per-share amount)
(Unaudited)

	Nine month period ended September 30
	GAAP 2008	SFAS 123R adjustments	Amortization and other	Non-GAAP 2008	Non-GAAP 2007
	(Unaudited)

Revenues:
Software Security (DRM)	51,150			51,150	48,986
Enterprise Security	36,612		(384)	36,996	27,778

Total Revenues	87,762		(384)	88,146	76,764

Cost of revenues	22,987	69		22,918	17,245

Gross profit	64,775	(69)	(384)	65,228	59,519

Research & development	19,872	564	337	18,971	13,721

Selling & marketing	29,671	551	568	28,552	23,518

General & administrative	12,485	314		12,171	9,873
Non-recurring unsolicited
proposal and EGM	1,872		1,872	-	-

Total operating expenses	63,900	1,429	2,777	59,694	47,112

Operating income	875	(1,498)	(3,161)	5,534	12,407
Financial income, net	1,287			1,287	3,161
Other income	613			613	5

Income before taxes	2,775	(1,498)	(3,161)	7,434	15,573
Taxes on income	474		(389)	863	2,388

Income before equity in loss of
an affiliate	2,301	(1,498)	(2,772)	6,571	13,185

Equity in loss of an affiliate	(68)			(68)	(303)

Income (loss) before
non-controlling interest	2,233	(1,498)	(2,772)	6,503	12,882

Non-controlling interest	1,231			1,231	-

Net income	3,464	(1,498)	(2,772)	7,734	12,882

Basic earnings per share	0.25			0.56	0.89

Diluted earnings per share	0.24			0.54	0.87

Weighted average number of
shares outstanding for Basic EPS	13,884			13,884	14,398

Weighted average number of
shares outstanding for Diluted
EPS	14,253			14,253	14,787

Aladdin Knowledge Systems Ltd.
Supplementary Financial Information
Reconciliation of 2007 GAAP Financial Information to Non-GAAP
(U.S. dollars, in thousands – except for per-share amount)
(Unaudited)

	Quarter ended September 30				Nine month period ended September 30
	GAAP 2007	SFAS 123R adjustments	Amortization	Non-GAAP 2007	GAAP 2007	SFAS 123R adjustments	Amortization	Non-GAAP 2007
	(Unaudited)

Revenues:
Software Security (DRM)	15,498			15,498	48,986			48,986
Enterprise Security	10,622			10,622	27,778			27,778

Total Revenues	26,120			26,120	76,764			76,764

Cost of revenues	5,993			5,993	17,245			17,245

Gross profit	20,127			20,127	59,519			59,519

Research & development	4,866	84		4,782	14,952	319		13,721
Selling & marketing	7,958	104	41	7,813	23,952	311	123	23,518
General & administrative	3,157	(74)		3,231	9,922	49		9,873

Total operating expenses	15,981	114	41	15,826	47,914	679	123	47,212

Operating income	4,416	(114)	(41)	4,301	11,605	(679)	(123)	12,407
Financial income, net	1,114			1,114	3,161			3,161
Other income	(9)			(9)	5			5

Income before taxes	5,251	(114)	(41)	5,406	14,771	(679)	(123)	15,373

Taxes on income	876			876	2,388			2,388

Income before equity in loss of
an affiliate	4,375	(114)	(41)	4,530	12,383	(679)	(123)	13,185
Equity in loss of an affiliate	-			(42)	(303)			(303)
Income before non-controlling
interest	4,375	(114)	(41)	4,488	12,080	(679)	(123)	12,882
Non-controlling interest	(42)			-	-			-

Net income	4,333	(114)	(41)	4,488	12,080	(679)	(123)	12,882

Basic earnings per share	0.31			0.32	0.84			0.89

Diluted earnings per share	0.30			0.31	0.82			0.87

Weighted average number of
shares outstanding for Basic EPS	14,022			14,022	14,398			14,398

Weighted average number of
shares outstanding for Diluted
EPS	14,442			14,442	14,787			14,787